

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2022

Joseph Passero
Chief Financial Officer
SCP & CO Healthcare Acquisition Company
2909 W Bay to Bay Blvd. , Suite 300
Tampa, FL 33629

> **Re: SCP & CO Healthcare Acquisition Company**
> **Form 10-K for the year ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39921**

Dear Mr. Passero:

We have reviewed your September 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 17, 2022 letter.

Form 10-K for the year ended December 31, 2021

General

1.   We note your response to comment 1. In your response you indicate that non-U.S. persons hold an approximate 23.2% minority interest in the sponsor. Please revise your proposed disclosure to describe the interests held by non-U.S. persons in the sponsor.

        You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction